SPECIAL INVITATION

Follow our conference call:
2nd Quarter of 2013 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 2nd quarter of 2013  earnings results.
The live webcast will be available at www.itau-unibanco.com/ir

Save the date: July 31, 2013
Access Code: Itau Unibanco

Portuguese:	English:
• 08:30 AM (EDT) • 09:30 AM (Brasília time) (55-11) 4688-6361	• 10:00 AM (EDT) • 11:00 AM (Brasília time) Toll-free from the US: (1-866) 262-4553 In Brazil: (55-11) 4688-6361 Other countries: (1-412) 317-6029
Presentation:

Alfredo Egydio Setubal
Executive Vice President and IRO

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August 6, 2013, dial (55 11) 4688-6312. Access codes: 3265547# (call in Portuguese) and 3921256# (call in English). The slide presentation will be available for viewing and downloading on Thursday morning. If you have any questions, please contact Ms. Doris Pompeu at globalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.